Mail Stop 4720

May 3, 2010

Zhilin Li
President and Chief Executive Officer
China Pharma Holdings, Inc.
2nd Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

> **Re: China Pharma Holdings, Inc.**
> **Preliminary Information Statement on Form PRE14C**
> **Filed April 1, 2010**
> **File No. 001-34471**
>
> **Revised Preliminary Information Statement on Form PRER14C**
> **Filed on April 22, 2010**
>
> **Revised Preliminary Information Statement on Form PRER14C**
> **Filed on April 30, 2010**

Dear Ms. Li:

We have completed our review of your Preliminary Information Statement on Form PRE14C and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Charles Law, Esq.
        King & Wood LLP
        125 S. Market Street, Suite 1175
        San Jose, California 95113